FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 06, 2007

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐   No   ☒

WIMM-BILL-DANN INCREASES SHAREHOLDING IN OBNINSK DAIRY FACTORY TO 96.45%

MOSCOW, Russia – 4 June 2007 – Wimm-Bill-Dann Foods OJSC [NYSE: WBD], a leading Russian producer of healthy food products, today announced an increase in its shareholding in Obninsk Dairy Factory OJSC to 96.45% of its charter capital from the previous level of 66.33%. The factory is the largest milk-processing enterprise in Russia’s Kaluga region. The move is in line with Wimm-Bill-Dann’s strategy of acquiring successful, market-leading companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Dmitry A. Anisimov

	Name:	Dmitry A. Anisimov

	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: June 06, 2007